Exhibit 99.1

ASM International N.V. Announces Availability and Timing of the 2012

Second Quarter and Six Months Results Conference Call and Web Cast

ALMERE, The Netherlands – July 17, 2012 – ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) and its 52%-owned subsidiary, ASM Pacific Technology, Ltd (Hong Kong Exchanges: 522) will simultaneously report operating results for the 2012 second quarter and six months at approximately:

•	6:00 a.m. Hong Kong Time – Thursday, July 26, 2012

•	00:00 (midnight) Continental European Time – Wednesday/Thursday, July 25, 2012

•	6:00 p.m. US Eastern Time – Wednesday, July 25, 2012.

ASM International will host an investor conference call and web cast on Thursday, July 26, 2012 at 15:00 Continental European Time (9:00 a.m.—US Eastern Time, 9:00 p.m. Hong Kong Time).

The teleconference dial-in numbers are as follows:

•	United States: +1 646 254 3366

•	International: + 44 (0)20 7136 2055

•	Access Code: 7262456

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through August 24, 2012.

The replay dial-in numbers are:

•	United States: +1 347 366 9565

•	International: + 44 (0)20 7111 1244

•	Access Code: 7262456#

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

CONTACTS:

Investor Relations:

Erik Kamerbeek

+31 881008500

Erik.Kamerbeek@asm.com

Mary Jo Dieckhaus

+1 212-986-2900

Maryjo.Dieckhaus@asm.com